Pricing Term Sheet	Filed pursuant to Rule 433
Dated September 13, 2012	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplements
dated September 12, 2012 and the
Prospectus dated September 12, 2012
Registration No. 333-183862

Genesee & Wyoming Inc.

Concurrent Offerings of

3,500,000 Shares of Class A Common Stock

(the “Common Stock Offering”)

and

2,000,000 5.00% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated September 12, 2012, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and the preliminary prospectus supplement, dated September 12, 2012, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying base prospectus dated September 12, 2012, included in the Registration Statement (File No. 333-183862), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Common Stock Offering

Issuer:	Genesee & Wyoming Inc., a Delaware corporation (“Genesee & Wyoming”).

Ticker / Exchange:	GWR / New York Stock Exchange (“NYSE”).

Pricing Date:	September 13, 2012.

Settlement Date:	September 19, 2012.

Title of Securities:	Class A common stock, par value $0.01 per share, of Genesee & Wyoming (“Class A Common Stock”).

Number of Shares of Class A Common Stock Offered by Genesee & Wyoming:	3,266,004 shares (or 3,791,004 shares if the underwriters of the Common Stock Offering exercise their option to purchase 525,000 additional shares in full).

Number of Shares of Class A Common Stock Offered by the Selling Stockholder:	233,996 shares offered by the selling stockholder named in the Common Stock Preliminary Prospectus Supplement. The selling stockholder is not offering any shares pursuant to the option to purchase additional shares.

Last Reported Sale Price of the Class A Common Stock on the NYSE on the Pricing Date:	$64.81 per share of Class A Common Stock.

Common Stock Public Offering Price:	$64.75 per share

$226,625,000.00 in aggregate (or $260,618,750.00 if the underwriters of the Common Stock Offering exercise their option to purchase 525,000 additional shares in full).

Underwriting Discount:	$2.9137 per share

$10,197,950.00 in aggregate (or $11,727,642.50 if the underwriters of the Common Stock Offering exercise their option to purchase 525,000 additional shares in full).

The underwriters propose to offer the shares to dealers at the Common Stock Public Offering Price less a concession not in excess of $1.74822 per share.

Estimated Net Proceeds to Genesee & Wyoming from the Common Stock Offering:	Estimated net proceeds from the sale of Class A Common Stock by Genesee & Wyoming in the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Genesee & Wyoming, will be approximately $200.9 million (or approximately $233.4 million if the underwriters of the Common Stock Offering exercise their option to purchase 525,000 additional shares in full).

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Santander Investment Securities, Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, Dahlman Rose & Company, LLC, Stephens, Inc. and Wolfe Trahan Securities.

Units Offering

Issuer:	Genesee & Wyoming.

Pricing Date:	September 13, 2012.

Settlement Date:	September 19, 2012.

Title of Securities:	5.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	2,000,000 Units (or 2,300,000 Units if the underwriters of the Units Offering exercise their option to purchase 300,000 additional Units in full).

Stated Amount:	Each Unit has a stated amount of $100.

Components of Each Unit:	Each Unit is comprised of two parts:

•	a prepaid stock purchase contract (a “Purchase Contract”); and

•

a senior amortizing note (an “Amortizing Note”), which has an initial principal amount of $14.1023 per Amortizing Note, bears interest at a rate of 4.50% per annum and has a final installment payment date of October 1, 2015.

Fair Market Value of the Units:	Genesee & Wyoming has determined that the fair market value of each Purchase Contract is $85.8977 and the fair market value of each Amortizing Note is $14.1023.

Reference Price:	$64.75, which is the Common Stock Public Offering Price in the Common Stock Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$100 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which initially is approximately $80.94 and which represents an approximately 25% appreciation over the Reference Price.

Minimum Settlement Rate:	1.2355 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	1.5444 shares of Class A Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Class A Common Stock issuable upon settlement on the “mandatory settlement date”, determined using the “applicable market value” (each as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Class A Common Stock	Settlement Rate	Value of Class A Common Stock Delivered (Based on the Applicable Market Value Thereof)
Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than $100

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of shares of Class A Common Stock equal to $100, divided by the applicable market value	$100

Equal to or greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $100

As a result, if, on the mandatory settlement date, the applicable market value is greater than or equal to the threshold appreciation price, a holder would receive only approximately 80% of the appreciation in market value of the shares of Class A Common Stock that such holder would have received had such holder purchased $100 worth of shares of Class A Common Stock at the Common Stock Public Offering Price in the Common Stock Offering.

Early Settlement Upon a	The following table sets forth the “fundamental change early settlement
Fundamental Change:	rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Effective Date
Stock Price	September 19, 2012	October 1, 2013	October 1, 2014	October 1, 2015
$35.00	1.4713	1.5041	1.5336	1.5444
$40.00	1.4453	1.4824	1.5234	1.5444
$45.00	1.4184	1.4566	1.5059	1.5444
$50.00	1.3922	1.4287	1.4811	1.5444
$55.00	1.3676	1.4006	1.4508	1.5444
$60.00	1.3453	1.3738	1.4177	1.5444
$64.75	1.3265	1.3505	1.3862	1.5444
$70.00	1.3085	1.3276	1.3537	1.4286
$75.00	1.2939	1.3089	1.3265	1.3333
$80.94	1.2795	1.2905	1.2999	1.2355
$85.00	1.2713	1.2801	1.2853	1.2355
$90.00	1.2627	1.2694	1.2709	1.2355
$95.00	1.2557	1.2607	1.2600	1.2355
$100.00	1.2499	1.2538	1.2519	1.2355
$105.00	1.2451	1.2483	1.2460	1.2355
$110.00	1.2413	1.2440	1.2417	1.2355
$115.00	1.2382	1.2405	1.2388	1.2355

The exact stock price and effective date may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $115.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the stock price is less than $35.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Class A Common Stock deliverable under a Purchase Contract is 1.5444, subject to adjustment at the same time and in the same manner as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Merger Termination Redemption:	The following table sets forth the “merger redemption rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each merger termination stock price set forth below:

Merger Termination Stock Price	Merger Redemption Rate
$64.75, which is equal to the Reference Price	1.3621 (the “Maximum Redemption Rate”)

$70.00	1.3176

$75.00	1.3012

$80.94	1.2850

$85.00	1.2758

$90.00	1.2663

$95.00	1.2585

$100.00	1.2522

$105.00	1.2471

$110.00	1.2430

$115.00	1.2397 (“Minimum Redemption Rate”)

The exact merger termination stock prices may not be set forth in the table above, in which case:

•

if the applicable merger termination stock price is between two merger termination stock prices in the table, the merger redemption rate will be determined by straight line interpolation between the merger redemption rates set forth for the higher and lower merger termination stock prices;

•

if the merger termination stock price is greater than $115.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Minimum Redemption Rate; or

•

if the merger termination stock price is less than $64.75 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Maximum Redemption Rate.

Initial Principal Amount of	$14.1023 per Amortizing Note
Amortizing Notes:	$28,204,600.00 in aggregate (or $32,435,290.00 if the underwriters of the Units Offering exercise their option to purchase 300,000 additional Units in full).

Installment Payment Dates:	Each January 1, April 1, July 1 and October 1, commencing on January 1, 2013, with a final installment payment date of October 1, 2015.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $1.25 per Amortizing Note (except for the January 1, 2013 installment payment, which will be $1.4167 per Amortizing Note), which in the aggregate will be equivalent to a 5.00% cash payment per year with respect to each $100 Stated Amount of Units. Each installment will constitute a payment of interest (at an annual rate of 4.50%) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
January 1, 2013	$1.2369	$0.1798
April 1, 2013	$1.1053	$0.1447
July 1, 2013	$1.1177	$0.1323
October 1, 2013	$1.1303	$0.1197
January 1, 2014	$1.1430	$0.1070
April 1, 2014	$1.1558	$0.0942
July 1, 2014	$1.1689	$0.0811
October 1, 2014	$1.1820	$0.0680
January 1, 2015	$1.1953	$0.0547
April 1, 2015	$1.2087	$0.0413
July 1, 2015	$1.2223	$0.0277
October 1, 2015	$1.2361	$0.0139

Repurchase of Amortizing Notes at the Option of the Holder:	If Genesee & Wyoming elects to settle the Purchase Contracts early or in the event of a Merger Termination Redemption, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require Genesee & Wyoming to repurchase their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at an annual rate of 4.50%.

Units Public Offering Price:	$100 per Unit

$200,000,000.00 in aggregate (or $230,000,000.00 if the underwriters of the Units Offering exercise their option to purchase 300,000 additional Units in full).

Underwriting Discount:	$3.00 per Unit

$6,000,000.00 in aggregate (or $6,900,000.00 if the underwriters of the Units Offering exercise their option to purchase 300,000 additional Units in full). The underwriters propose to offer the Units to dealers at the Unit Public Offering Price less a concession not in excess of $1.80 per Unit.

Estimated Net Proceeds to Genesee & Wyoming from the Units Offering:	Estimated net proceeds from the sale of Units in the Units Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $192.5 million (or approximately $221.6 million if the underwriters of the Units Offering exercise their option to purchase 300,000 additional Units in full).

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Santander Investment Securities, Inc., Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated, Dahlman Rose & Company, LLC, Stephens, Inc. and Wolfe Trahan Securities.

Listing:	Genesee & Wyoming will apply to list the Units on the NYSE under the symbol “GWRU,” subject to satisfaction of its minimum listing standards with respect to the Units. If approved for listing, Genesee & Wyoming expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	371559 204

ISIN for the Units:	US3715592040

CUSIP for the Purchase Contracts:	371559 113

ISIN for the Purchase Contracts:	US3715591133

CUSIP for the Amortizing Notes:	371559 AA3

ISIN for the Amortizing Notes:	US371559AA32

Changes from Preliminary Prospectus Supplements

Capitalization:

The following table sets forth Genesee & Wyoming’s cash and cash equivalents and its capitalization as of June 30, 2012 on an as further adjusted basis to give effect to the Transactions and the application of the estimated proceeds from the Common Stock Offering and the Units Offering (the “Offerings”) and the Financing Transactions.

You should read the information in this table together with Genesee & Wyoming’s consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in the applicable Preliminary Prospectus Supplement. See “Unaudited Pro Forma Condensed Combined Financial Information” in the applicable Preliminary Prospectus Supplement.

As of June 30, 2012
As Further Adjusted for the Offerings and the Transactions(1) (unaudited) (in thousands)
Cash and Cash Equivalents	$101,206

Debt:
GWI Existing Credit Facilities(2)	$—
Existing Australian Loan(3)	2,078
New Senior Secured Credit Facilities(4)	1,986,284
5.36% Series 2005-B Senior Notes due 2015(5)	—
Floating Rate Series 2005-C Senior Notes due 2012(6)	—
Senior Amortizing Notes that are Components of Units(7)	28,205
Other Debt(8)	7,841

Total Debt	2,024,408

Series A-1 Preferred Stock(9)	349,500
Equity:
Class A Common Stock, $.01 par value, one vote per share; 180,000,000 shares authorized; 56,698,121 shares issued as further adjusted (including 12,489,086 shares held in treasury)(10)	567
Class B Common Stock, $.01 par value, ten votes per share; 30,000,000 shares authorized; 1,892,048 shares issued as further adjusted(10)	19
Additional Paid-in Capital(11)	773,228
Retained Earnings	757,093
Accumulated Other Comprehensive Income	39,026
Treasury Stock, at cost	(206,714)

Total Genesee & Wyoming Stockholders’ Equity	1,363,219

Noncontrolling Interest(12)	7,473
Total Equity	$1,370,692

Total Capitalization	$3,744,600

(1)	Genesee & Wyoming estimates that the net proceeds to it from the Offerings will be approximately $393.4 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by it. If the underwriters exercise their options to purchase 525,000 additional shares of Class A Common Stock and 300,000 additional Units in full, Genesee & Wyoming estimates the net proceeds to it will be approximately $455.0 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by it. If the Merger is not completed, Genesee & Wyoming intends to use the proceeds from the Offerings, if completed, for general corporate purposes, including strategic investments and acquisitions. If the Units Offering is completed but the Merger is not consummated, Genesee & Wyoming may redeem all, but not less than all, of the outstanding Purchase Contracts by issuing a redemption notice during the five business day period following April 30, 2013. Genesee & Wyoming will pay a redemption amount to be determined based on the Class A Common Stock price at that time in cash and/or in shares of Class A Common Stock in accordance with the terms of the Purchase Contracts. If Genesee & Wyoming elects to redeem the Purchase Contracts, it may be required by the holders thereof to repurchase the Amortizing Notes at the repurchase price for the Amortizing Notes.

(2)	Assumes repayment of $495.0 million principal amount outstanding under the GWI Existing Credit Facilities (at June 30, 2012 exchange rates) plus accrued and unpaid interest of $0.2 million at June 30, 2012.

(3)	Represents the $50.0 million Existing Australian Loan, which was assumed as part of Genesee & Wyoming’s acquisition of FreightLink, Asia Pacific Transport Pty Ltd and related corporate entities in 2010 and matures in 2054. As of June 30, 2012, the carrying value of the loan was Australian $2.0 million ($2.1 million at the June 30, 2012 exchange rate) with an effective interest rate of 8.0%.

(4)	Genesee & Wyoming expects that the Senior Secured Credit Facilities will consist of $2.3 billion in senior secured credit facilities, comprised of (a) the Term A Facility of $1,875.0 million maturing in 2017 and (b) the Revolving Facility of up to $425.0 million maturing in 2017. At the closing of the Merger (assuming it were to close on June 30, 2012), Genesee & Wyoming expects to borrow the full amount of the Term A Facility as well as $111.3 million under the Revolving Facility to partially fund the Merger (pursuant to the terms of the Debt Commitment Letter, borrowings under the Revolving Facility on the closing date of the Merger may not exceed $150.0 million). The actual amount borrowed may differ as a result of normal fluctuations in Genesee & Wyoming’s funding needs for general corporate purposes between June 30, 2012 and the actual closing date of the Merger. For a further description of the Senior Secured Credit Facilities see “The Transactions—The Financing Transactions—Senior Secured Credit Facilities”.

(5)	Assumes all of Genesee & Wyoming’s $100.0 million aggregate principal amount of Existing Notes are redeemed at a price equal to 100% of the principal amount redeemed plus an applicable “make-whole” premium (assumed to be $13.5 million for purposes of this table) and accrued and unpaid interest of $2.3 million at June 30, 2012.

(6)	Represents the payment of the outstanding $25.0 million aggregate principal amount of Genesee & Wyoming’s Series C senior notes at maturity on July 26, 2012, which were substantially replaced with borrowings under the GWI Existing Facilities. As discussed in note (2), Genesee & Wyoming expects the GWI Existing Credit Facilities will be fully repaid with the borrowing under the Senior Secured Credit Facilities.

(7)	Each Unit will include an Amortizing Note. Approximately 14.1% of the stated amount of the Units will be represented by the Amortizing Notes.

(8)	Includes preexisting indebtedness of RailAmerica assumed in the Merger.

(9)	Genesee & Wyoming has $800.0 million of committed financing from Carlyle for the Series A-1 Preferred Stock of which Genesee & Wyoming has agreed to take a minimum of $350.0 million with an option to fund up to an additional $450.0 million. The Series A-1 Preferred Stock Genesee & Wyoming contemplates issuing in connection with the Merger requires mark-to-market accounting. Due to mark-to-market accounting, Genesee & Wyoming could experience significant non-cash gains or losses from July 23, 2012 (the date of the Investment Agreement) up until the actual date of issuance. For a further description of the Investment Agreement, the Series A-1 Preferred Stock and the mark-to-market accounting, see “The Transactions—The Financing Transactions—Investment Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information”.

(10)	Does not include shares of Genesee & Wyoming’s Class A Common Stock subject to outstanding stock options or shares of Class A Common Stock issuable in connection with:

•	the conversion of Genesee & Wyoming’s outstanding Class B Common Stock;

•	the settlement of the Purchase Contracts that are a component of the Units;

•	unvested restricted stock units;

•	deferred stock units;

•	future grants under Genesee & Wyoming’s director and employee stock plans;

•	the conversion of the Series A-1 Preferred Stock; and

•

the conversion of RailAmerica’s outstanding restricted stock and restricted stock unit awards, which awards will be converted, based on the average trading price of Genesee & Wyoming’s Class A Common Stock during the ten days preceding the closing date of the Merger, into corresponding restricted stock and restricted stock unit awards based on shares of Genesee & Wyoming’s Class A Common Stock, as described under “The Transactions—RailAmerica Equity Plans”.

Includes the August 31, 2012 conversion of Genesee & Wyoming’s Class B Common Stock, $0.01 par value, into 220,000 shares of Genesee & Wyoming’s Class A Common Stock, $0.01 par value, for sale in the Class A Common Stock Offering by the selling stockholder.

(11)	Each Unit will include a Purchase Contract. Genesee & Wyoming will account for the Purchase Contracts that are components of the Units as equity and will record the initial fair value of these Purchase Contracts, net of the underwriting discounts and commissions and estimated offering expenses allocated to the Purchase Contracts, as additional paid-in capital. The exact amount Genesee & Wyoming records as additional paid-in capital will not be determined until Genesee & Wyoming’s determination of the final offering expenses. See note (7) above. Approximately 85.9% of the stated amount of the Units will be represented by the Purchase Contracts. If the Units Offering is completed but the Merger is not consummated, Genesee & Wyoming may redeem all, but not less than all, of the outstanding Purchase Contracts by issuing a redemption notice during the five business day period following April 30, 2013. Genesee & Wyoming will pay a redemption amount to be determined based on the Class A Common Stock price at that time in cash and/or in shares of Class A Common Stock in accordance with the terms of the Purchase Contracts. If Genesee & Wyoming elects to redeem the Purchase Contracts, it may be required by the holders thereof to repurchase the Amortizing Notes at the repurchase price for the Amortizing Notes.

(12)	On April 9, 2012, RailAmerica acquired a 70% controlling interest in the Wellsboro and Corning Railroad (“WCOR”) and TransRail North America (“TNA”) from the Myles Group for approximately $18.0 million. The Myles Group currently owns the remaining 30% of WCOR and TNA.

Genesee & Wyoming has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents Genesee & Wyoming has filed with the SEC for more complete information about Genesee & Wyoming and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the applicable prospectus supplement and the accompanying base prospectus may be obtained by calling BofA Merrill Lynch at 1-866-500-5408, Citigroup Global Markets Inc. at 1-877-858-5407 or J.P. Morgan Securities LLC at 1-212-834-4533.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectuses. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.